U.S. Securities and Exchange Commission

November 8th, 2024

K&L Gates LLP 925 4th Avenue, #2900 Seattle, WA 98104 T +1 206 579-0092 klgates.com

November 8th, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E. Washington, D.C. 20549

Attn:	Kristin Lochhead Li Xiao Juan Grana Katherine Bagley

Re:	Bellevue Life Sciences Acquisition Corp. Amendment No. 1 to the Registration Statement on Form S-4 Filed June 28, 2024 File No. 333-280590

Dear All:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to (i) the comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a written comment letter on July 25, 2024, and (ii) oral comments by the Staff received on July 30, 2024, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto. The Company has also filed an amended Registration Statement on Form S-4 (the “Form S-4”) which has been revised to be responsive to the Staff’s comments. We have also provided certain revisions to the Form S-4 in response to additional oral comments provided by the Staff on July 30, 2024 as summarized below.

Registration Statement on Form S-4

Cover Page

1.

We note your response to comment 10 and reissue the comment in part. Please revise your cover page to prominently note the conflict of interest stemming from Mr. Hwang, BLAC’s Chief Executive Officer and a Director, being the Chief Executive Officer and Chairman of the Board of OSR Holdings.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Form S-4 to prominently note the conflict of interest stemming from Mr. Hwang’s roles at the Company and OSR Holdings.

U.S. Securities and Exchange Commission

November 8th, 2024

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 35

2.

We note your response to comment 14 and reissue the comment in part. Please revise your ownership structure charts, both prior to and after the Business Combination, to include the ownership percentage of initial stockholders of OSR Holdings, the OSR board and management, PIPE investors, BLAC founders, public stockholders, and any other stockholders, as applicable, in OSR Holdings.

Response: In response to the Staff’s comment, the Company has revised the ownership structure charts on pages 38 and 39 of the Form S-4 to include the ownership percentages for the additional stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 124

3.

We reference your revisions in response to prior comment 28. Please revise to include pro forma information for the three months ended March 31, 2024, which is the latest balance sheet included in the filing and the most recent interim and annual period of the registrant. Refer to Rule 3-12 of Regulation S-X. Note that Article 11 of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to 93 days, with appropriate footnote disclosure, and that application of the age of financial statement rules may require the foreign target company to include a period in the pro forma information that would be more current than its separate historical financial statements.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to include pro forma financial information for the six months ended June 30, 2024, beginning on page 130 of the Form S-4.

4.

We reference prior comment 30. Please tell us why it is appropriate to include pro forma adjustments related to the PIPE financing. In that regard, advise how the adjustment is factually supportable since you do not have a definitive agreement. Refer to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company entered into a subscription agreement, dated October 4, 2024, with Toonon Partners Co., Ltd., pursuant to which Toonon has agreed to subscribe for $20,000,000 of Series A Preferred Stock of the Company at Closing of the Business Combination. The Company filed the Subscription Agreement as Exhibit 10.24 of the Form S-4, and the Company has revised its disclosures throughout the Form S-4 to describe the terms and conditions of the Subscription Agreement and the transactions contemplated thereby.

5.

Please disclose the terms and your accounting for the Earnout Shares, as well as the 40%, or 9,784,486 shares of BLAC Common Stock, to be issuable by BLAC to the Non-Participating Company Stockholders upon exercise of the put/call rights set forth in the Non-Participating Stockholder Joinders.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no Earnout Shares contemplated in connection with the Business Combination. With respect to the shares issuable by BLAC to the Non-Participating Company Stockholders, the Company advises the Staff that approximately 28% of the Aggregate Consideration, or 6,849,140 shares, is the maximum number of shares issuable to the Non-Participating Company Stockholders. Holders representing approximately 12% of outstanding shares of OSR Holdings will not be subject to Participating Stockholder Joinders, or Non-Participating

U.S. Securities and Exchange Commission

November 8th, 2024

Stockholder Joinders, and such shares will remain outstanding and not be subject to any contractual put or call rights, or other conversion rights, with or into BLAC Common Stock. The actual number of shares issuable to the Non-Participating Company Stockholders may be lower if additional stockholders of OSR Holdings become Participating Company Stockholders under the Business Combination Agreement. The Company revised page 144 of the Form S-4 to disclose the fact that the shares subject to Non-Participating Stockholder Joinders have been excluded from BLAC Common Stock outstanding in the Unaudited Pro Forma Condensed Combined Financial Information and respectfully advises the Staff that such shares issuable to the Non-Participating Company Stockholders have no significant impact to the financial statements at Closing of the Business Combination as the Non-Participating Stockholder Joinders include the put right that will be held by the Non-Participating Company Stockholders and the call right that will be held by BLAC, which are equal rights at Closing of Business Combination.

6.	Please explain to us, and revise if necessary, how you have considered the following items under Note 2. IFRS to US GAAP reconciliation and assessment:

•

Your response to prior comment 78 appears to indicate that the acquisition of Vaximm AG by OSR Holdings is a common control transaction. Under US GAAP, however, transactions between entities under common control is accounted for using the historical cost basis of the parent. Refer to ASC 805-50 for common control transactions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that OSR Holdings deemed the acquisition of Vaximm AG by OSR Holdings as a common control transaction which would be accounted for using the historical cost basis under US GAAP. However, OSR Holdings’ financial statements are prepared on the basis of IFRS, and IFRS permits such transactions to be accounted for using acquisition accounting. The Company has revised the pro forma financial statements to include the appropriate IFRS to GAAP reconciliations. Additionally, the Company has revised Note 2. IFRS to US GAAP on page 141 of the Form S-4 to describe such reconciliations.

•

Please also tell us how you have considered whether the Darnatein acquisition would meet the screen test under ASC 805-10-55-5A to be accounted for as an asset acquisition, where it appears that substantially all of the fair value of the gross assets acquired is concentrated in DRT 101, a single identifiable asset, or group of similar identifiable assets.

Response: The Company acknowledges the Staff’s comment and advises the Staff that OSR Holdings performed the screen test (i.e. concentration test) for both IFRS and US GAAP reporting purposes.

OSR Holdings acquired licensed patent rights for multiple clinical and preclinical development programs mainly consisting of DRT-101 and DRT-102 in the U.S. and across major markets including Europe, China, India and Japan. OSR Holdings concluded that DRT-101 and DRT-102 were each separately identifiable intangible assets in a business combination. OSR Holdings then considered whether DRT-101 and DRT-102 were similar assets. When determining if assets should be grouped as similar OSR Holdings considered the nature of the assets and the risks associated with managing and creating outputs – i.e. class of customers, commercialization risk, location, size, market risk, and regulatory risk. If the risks

U.S. Securities and Exchange Commission

November 8th, 2024

are not similar, the assets cannot be combined for the screen test. OSR Holdings noted that the nature of the assets is similar in that both DRT-101 and DRT-102 are in-process research and development assets in the same major asset class. However, OSR Holdings concluded that DRT-101 and DRT-102 have significantly different risks associated with creating outputs from each asset because each project has separate risks in developing and marketing the compound to customers. The two projects are intended to treat significantly different medical conditions, and each project has a significantly different potential customer base and market and associated regulatory risks. Therefore, OSR Holdings concluded that substantially all of the fair value of the gross assets acquired was not concentrated in a single identifiable asset or group of similar identifiable assets and that it needed to further evaluate whether the set has the minimum requirements to be considered a business.

The set for the Darnatein acquisition included senior management and scientists that had the necessary skills, knowledge, or experience to perform research and development activities. In addition, Darnatein has long-lived tangible assets such as lab equipment and machinery, and right-of-use assets for corporate headquarters and a research lab. Darnatein does not yet have a marketable product and, therefore, has not generated revenues. Because the set did not have outputs, OSR Holdings evaluated the criteria in ASC 805-10-55-5D to determine whether the set had both an input and a substantive process that together significantly contribute to the ability to create outputs. OSR Holdings concluded that the criteria were met because the scientists made up an organized workforce that had the necessary skills, knowledge, or experience to perform processes that when applied to the in-process research and development inputs is critical to the ability to develop those inputs into a product that can be provided to a customer. OSR Holdings also determined that there was a more-than-insignificant amount of goodwill (including the fair value associated with the workforce), which is another indicator that the workforce is performing a critical process. Thus, OSR Holdings concluded that the set included both inputs and substantive processes and was a business for both IFRS and US GAAP purposes.

7.

Under Note 5, adjustment 3 is to reflect the elimination of $10.5 million of OSR’s historical accumulated deficit. Please tell us why such an adjustment is appropriate when OSR is considered to be the accounting acquirer of this reverse recapitalization transaction. Refer to ASC 805-40-45-2(c).

Response: In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined balance sheet on page 135 of the Form S-4 to reclassify BLAC’s historical accumulated deficit to APIC and to reflect OSR Holdings’ historical accumulated deficit as the combined accumulated deficit on the pro forma financial statements.

8.

Under Note 7 Loss per Share Information, please remove all data for 2022 since no pro forma presentation was provided for 2022. Please also revise to provide all potentially dilutive equity instruments below your EPS table on page 135.

Response: In response to the Staff’s comment, the Company has removed all data for 2022. Additionally, the Company has revised the disclosure on page 146 of the Form S-4 to disclose all potentially dilutive equity instruments.

U.S. Securities and Exchange Commission

November 8th, 2024

The Business Combination, page 142

9.

We note your response to comment 31. Please revise to discuss how the BLAC M&A Committee considered Mr. Hwang’s role in the initial outreach to OSR Holdings and the preparation of the initial draft of the LOI, as well as the conflict of interests posed by his and Mr. Whang’s financial interests in OSR Holdings. In particular, please disclose the process through which the M&A Committee ratified BLAC’s entry into the non-disclosure agreement with OSR Holdings, dated March 30, 2023, and the actions taken by the BLAC Board and management prior to June 9, 2023. We also note that, based on your current disclosure, it appears that the other companies considered by BLAC for a business combination were initially contacted prior to the formation of the M&A Committee. As such, please advise whether the M&A Committee considered any alternative Business Combination targets to OSR Holdings.

Response: In response to the Staff’s comment, the Company has updated the relevant disclosures on pages 155 and-156 of the Form S-4 to describe the BLAC M&A Committee’s consideration of the conflicts of interest. With regard to whether the M&A Committee considered any alternative Business Combination targets to OSR Holdings, the Company would respectfully advise the Staff that the primary reason for the creation of BLAC’s M&A Committee was for the practical reason of excluding BLAC’s “interested directors” from the process of reviewing and approving a related party transaction with OSR Holdings. The M&A Committee was not formed to task it with the responsibility of actively searching for target business alternatives to OSR Holdings. As reflected in the Form S-4, the Company has disclosed that potential target companies were contacted prior to the formation of the M&A Committee (June 9, 2023). However, we point out that the individual directors who were initially appointed to serve on the M&A Committee (Messrs. Steve Reed, Rad Roberts and Jin Whan Park) were generally involved in evaluating all of the potential target companies prior to the formation of the M&A Committee, as disclosed beginning on page 154 of the Form S-4.

Other Companies BLAC Considered for Business Combination, page 144

10.

We note your response to comment 32. Please revise this section to clarify OSR’s involvement in the target search prior to the formation of the BLAC M&A Committee. In this regard, we note that “Mr. Whang shared Company B’s non-confidential deck by email dated March 10, 2023 with members of BLAC (Mr. Hwang) and OSR Holdings (Sean Chung, Jessi Kim and Sung Jae Yu) for a preliminary review of Company B’s science and technology and the company’s current and projected financial status.”

Response: In response to the Staff’s comment, the Company updated its disclosures beginning on page 154 of the Form S-4 to clarify OSR’s involvement in the target search prior to the formation of the BLAC M&A Committee. Additionally, the Company advises the Staff that given the backgrounds of members of OSR Holdings, including Messrs. Chung and Yu and Dr. Kim, it constituted a sound, reasonable and good business practice for BLAC to turn to its affiliate company OSR Holdings’ members to assist in the objective evaluation of potential target companies other than OSR Holdings for the greater collective benefit of the group of affiliated subsidiaries of Bellevue Capital Management. The Company would also note that amongst the companies that were considered as potential targets for BLAC, “Company D” and “Company G” were introduced by OSR Holdings’ then Managing Director Sean Chung. Additionally, during the time period after February 20, 2023 (when BLAC began considering OSR Holdings as a target candidate), there was no assurance that BLAC’s M&A Committee (when it was eventually formed on June 9, 2023) would approve of a business combination with OSR Holdings as its target company.

U.S. Securities and Exchange Commission

November 8th, 2024

BLAC and OSR Holdings Discussions regarding Business Combination, page 148

11.

We note your response to comment 39 and reissue the comment in part. Please revise to explain why the acquisition of LBV was terminated and describe any material discussions between the parties related to this termination. Please also explain how the BLAC Board concluded that the loss of the acquisition opportunity corresponded to a reduction in the aggregate consideration from 25,033,961 shares of BLAC common stock to 24,461,214 shares of BLAC common stock and a reduction in the aggregate consideration value of OSR Holdings from $250,339,610 to $244,612,136. Please also ensure that you include material disclosures regarding negotiations with LBV prior to and leading up to the termination of the binding term sheet and LOI in March 2024.

Response: In response to the Staff’s comment, the Company revised the disclosures on pages 176 through 178 of the Form S-4 to (i) explain why the acquisition of LBV was terminated, (ii) describe material discussions related to such termination, and (iii) and clarify that the termination did not directly affect the aggregate consideration and aggregate consideration value under the Business Combination Agreement.

12.	We note your response to comment 41 and reissue the comment in part. Please disclose the material findings of the underlying valuations conducted by AF for Vaximm and Darnatein.

Response: In response to the Staff’s comment, the Company advises the Staff that AF did not independently develop any financial valuation information. AF summarized the financial information that was provided to them by the parties and provided that summary to Choloc. As a result, AF did not have material findings of the underlying valuations for Vaximm and Darnatein.

The BLAC M&A Committee’s Reasons for the Approval of the Business Combination, page 165

13.	We note that you make various statements regarding medical conditions and treatments throughout this section, including, but not limited to, the following:

•

Page 166: “GBM is a cancer with some of the highest unmet needs, and one of the most common and lethal primary brain tumors with very limited therapy options.” “GBM patients have an overall survival of between one and two years (median survival 20.5 months).”

•

Page 166: Hepatocellular carcinoma (HCC) is the most common type of primary liver cancer and accounts for 75-90% of all primary liver cancers, making it the third leading cause of cancer mortality worldwide.”

•

Page 166: “The increasing prevalence of colorectal cancer due to low fruit and vegetable intake, excessive alcohol consumption, sedentary lifestyle, smoking, obesity, and high intake of processed meats will create growth opportunities in the market to address the disease.

U.S. Securities and Exchange Commission

November 8th, 2024

Please revise your disclosure throughout the registration statement to provide support for all factual assertions, including to provide the basis for each of the above statements. To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that some of these statements are management’s opinions or beliefs, please revise your disclosure to state the same, and provide the basis for these opinions or beliefs.

Response: In response to the Staff’s comment, the Company has revised its disclosures beginning on page 179 of the Form S-4 to add support for all factual assertions, including the ones highlighted by the Staff, or remove assertions where appropriate.

14.

We note your disclosure regarding the valuation of the global GBM, HCC, mCRC and OA treatment markets. We also note your disclosure on page 167 that “[b]ased on the BLAC M&A Committee’s review of OSR Holdings’ asset pipeline which includes Vaximm’s drug candidates for recurrent GBM, hepatocellular cancer, metastatic colorectal cancer, and Darnatein’s drug candidate for osteoarthritis and the foregoing market data relevant to such assets, the BLAC M&A Committee determined that the total addressable market presents a favorable opportunity to OSR Holdings and considered such information in their conclusion that the Business Combination is fair to, advisable, and in the best interests of BLAC and its stockholders.” Please revise to disclose the total addressable market and underlying assumptions, and to further discuss how the committee determined that the total addressable market presents a favorable opportunity to OSR Holdings.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 181 of the Form S-4 to more accurately describe the BLAC M&A Committee’s review and consideration of the relevant market data. The high-level market data that the BLAC M&A Committee considered, among other data, are described throughout the section of the Form S-4 titled “The BLAC M&A Committee’s Reasons for the Approval of the Business Combination” beginning on page 178 of the Form S-4.

OSR Holdings Indicative Valuation Reports, page 171

15.

We note your response to comment 37. Please disclose any payments made to Ghilin Accounting Corp. and Avance, in connection with the December 2022, January 2023, and 2020 valuation reports, respectively.

Response: In response to the Staff’s comment, the Company revised the disclosures on page 202 of the Form S-4 to provide that a total amount of KRW 35,200,000 (V.A.T. included) was paid to Ghilin Accounting Corp. for their services rendered for the December 2022 and the January 2023 valuation reports.

Additionally, the Company advises the Staff that neither BLAC nor OSR Holdings commissioned the 2020 valuation report produced by Avance, as that report was prepared for Vaximm prior to its acquisition by OSR Holdings. However, the Company has revised the disclosures on page 202 of the Form S-4 to clarify the same and include the amount that Vaximm paid for the services.

16.

We note your disclosure regarding the Darnatein valuation model prepared by Ghilin, including that one of the key assumptions of the model was that Darnatein would enter into a licensing deal exceeding $2 billion, which has not occurred, and for which there are no certain negotiations or plans. Please expand your discussion to further explain why the M&A Committee thought that this assumption, which underlies the valuation of Darnatein used in connection with the valuation of OSR Holdings included in the May 2, 2023 draft LOI, is reasonable.

U.S. Securities and Exchange Commission

November 8th, 2024

Response: In response to the Staff’s comment, the Company advises the Staff that the M&A Committee found the $2 billion licensing assumption reasonable given the fact that there are ongoing discussions and negotiations with global healthcare companies regarding a licensing deal for Darnatein’s pipeline asset DRT101, which the Company described beginning on page 186 of the Form S-4.

Additionally, given that Darnatein’s invention is of a potential first-in-class drug to treat osteoarthritis-related conditions, its licensing deal may result in valuation of multi-billion dollars. Despite early stages of developments, initially for joint, Darnatein’s inventions and its platform technology have attracted interest from global pharmaceutical companies. Darnatein’s R&D and corporate development teams have already engaged in discussions with potential development parties for collaborative research and licensing transactions, although no agreements or understandings have been reached. The Company has clarified the same on page 187 of the Form S-4.

Additional Valuation Information Obtained During Diligence, page 174

17.

We note your disclosure that “[t]he BLAC M&A Committee also noted that the 2020 valuation report from Avance, although outdated by 3 years, still presents a meaningful data point to consider with respect to Vaximm’s valuation given the global pandemic which consumed almost 3 years between the publication of the report and their review thereof,” and that “[t]he BLAC M&A Committee took into consideration the fact that Vaximm has had difficulties in recruiting patients for its clinical studies which, coupled with the current fundraising environment for clinical-stage biopharmaceutical companies, has resulted in stagnant business development between the preparation of the Avance report and now.” Please further elaborate why the BLAC M&A Committee considered the 2020 valuation report to be relevant for the valuation of OSR Holdings included in the May 2023 draft LOI, given that the underlying data included in the Avance report references development costs and timelines from as early as 2020. Please revise your risk factor disclosure, as applicable, to further highlight the risk to investors from the BLAC M&A Committee’s reliance on the Avance and Ghilin reports, as well as the Choloc fairness opinion’s reliance on the Ghilin valuation of RMC from January 2023.

Response: In response to the Staff’s comment, the Company advises the Staff that the M&A Committee considered the 2020 valuation report relevant for the valuation of OSR Holdings included in the May 2023 draft LOI given the relevant assumptions and business case remained largely unchanged, other than with respect to the timelines that were significantly pushed back due to COVID-19 and the macroeconomic changes resulting therefrom. Additionally, the Company advises the Staff that this report was considered by the M&A Committee in the context of all other information review by the M&A Committee. The Company further advises the Staff that it has clarified the same on pages 187 and 188 of the Form S-4, and the Company has added a risk factor beginning on page 61 of the Form S-4 to address the risks associated with the M&A Committee’s reliance on the referenced valuation reports.

U.S. Securities and Exchange Commission

November 8th, 2024

Fairness Opinion of Choloc Asset Investment Advisory Co., Ltd., page 183

18.

We note your disclosure on page 187 that “[f]or RMC, Choloc reviewed the adequacy of the key assumptions taken by Ghilin’s DCF model and concluded that the assumptions used are reasonable for a company such as RMC.” Please revise to explain how Choloc concluded that the key assumptions were reasonable, particularly in light of the age of the Ghilin report.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 201 of the Form S-4 to explain how Choloc concluded that the key assumptions were reasonable, particularly in light of the age of the Ghilin report.

Business of OSR Holdings And Certain Information About OSR Holdings

Vaximm, page 241

19.

We note your response to comment 55 and reissue the comment in part. Please further explain or cross reference to the more fulsome disclosure on page 255, the relevance of the Orphan Drug Designation for VXM01. Please also disclose the material findings of your clinical trials, including when the trials were conducted, what entity conducted the trials, how participants were selected, and whether there were any adverse results, and provide additional disclosure as to when you plan to move VXM01 into phase 2 clinical trials. Finally, please also provide more granular disclosure regarding your expected timing for completion of the preclinical studies for VXM04, VXM06 and VXM08.

Response: In response to the Staff’s comment, the Company has revised the disclosures beginning on page 258 of the Form S-4 to (i) include a cross reference to the more fulsome discussion of the Orphan Drug Designation in the Government Regulation section of the Form S-4; (ii) include a more detailed description of the key steps in OSR Holdings’ strategy with respect to VXM01; (iii) disclose the material findings of OSR Holdings’ clinical trials, including when the trials were conducted, what entity conducted the trials, whether there were any adverse results, and when OSR Holdings plans to move VXM01 into phase 2 clinical trials; and (iv) provide more granular disclosure regarding OSR Holdings’ expected timing for completion of the preclinical studies for VXM04, VXM06 and VXM08. We noted comment 20 requested for Darnatein a discussion of specific regulatory approvals required prior to conducting clinical trials and marketing any product candidates. We have included that discussion in the Vaximm description (since it is applies to Vaximm, too).

20.

We note your response to comment 56 and reissue the comment in part. Please revise your disclosures and projected timeline regarding the development of oral cancer vaccines on page 242 to further discuss specific regulatory approvals required prior to conducting clinical trials and marketing any product candidates. Please similarly revise the development plan for DRT-101 and DRT-102 on page 245 to also discuss regulatory approvals that are required and their impact on the timelines disclosed.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures beginning on pages 259 and 266 of the Form S-4 to include a description of specific regulatory approvals required prior to conducting clinical trials and marketing any product candidates and the resulting effects on the timelines disclosed for the oral cancer vaccines, and DRT-101 and DRT-102. Beginning on page 261 and 277 of the Form S-4, we have added information on the clinical trials of VXM01.

U.S. Securities and Exchange Commission

November 8th, 2024

Darnatein, page 245

21.	We note your response to comment 57 and reissue the comment in part. Please revise to further discuss the results of the DRT-101 and DRT-102 clinical and pre-clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosures beginning on page 264 of the Form S-4 to further discuss the results of the DRT-101 and DRT-102 clinical and pre-clinical trials.

RMC, page 247

22.	We note your response to comment 58. Please briefly discuss the function of each of the products and systems disclosed in the table on page 247.

Response: In response to the Staff’s comment, the Company has revised the table on page 269 of the Form S-4 to discuss the function of each of the products and systems disclosed in the table.

OSR Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 277

23.

We note your response to comment 67 and reissue the comment in part. Please revise your disclosure to discuss the material terms, amounts due, due dates, termination dates, and parties for each of your contractual obligations and commitments.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 301 of the Form S-4 to discuss the material terms, amounts due, due dates, termination dates, and parties for each of OSR Holdings’ material contractual obligations and commitments.

Critical Accounting Policies and Estimates

Revenue Recognition, page 278

24.

Please revise to disclose in more detail how you account for revenue for sale of RMC products. In that regard, please disclose how you determine the transaction price, including the existence of any variable consideration in the sale of your products. Refer to paragraph 47-48 of IFRS 15.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on page 302 of the Form S-4 to clarify how revenue is accounted for with respect to the sale of RMC products. The Company respectfully advises the Staff that, to date, variable consideration in the sale of the RMC products has been immaterial.

Index to Financial Statements, page F-1

25.	Please tell us why you no longer include the financial statements for Darnatein Co., Ltd. under Rule 3-05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and included the financial statements of Darnatein Co., Ltd. in the Form S-4.

U.S. Securities and Exchange Commission

November 8th, 2024

OSR Holdings Co., Ltd. and its subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2023

Note 1. General Information, page F-55

26.

Please refer to prior comment 74. While we understand that the acquisition of Darnatein was not reflected in the financial statements until the six months ended June 30, 2024, please address what you considered to be the acquisition date under Paragraphs 8 and 9 of IFRS 3 for valuation of the consideration and valuation of the acquired assets. Even though financial statements are not provided until June 30, 2024, the accounting for the acquisition and valuation of acquired assets and liabilities should be as of the Acquisition date, which is the date that you obtain control of the acquiree.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the acquisition date is March 31, 2023 when OSR Holdings obtained control of Darnatein.

The Company advises the Staff that the financial and operational impact of Darnatein was quantitatively and qualitatively inconsequential for the three-month period from April 1, 2023 to June 30, 2023 because Darnatein’s activities during that period were limited to administrative activities with no revenue generated. Darnatein’s operating loss and net loss for the three-month period ended June 30, 2023 was approximately KRW 168,682,203 and KRW 171,272,006, respectively, which accounted for approximately 1.1% and 1.3%, respectively, of the OSR Holdings consolidated amounts for the fiscal year. OSR Holdings deemed that the fair values of the considerations and the acquired assets used as part of acquisition accounting approximates their fair values on the acquisition date considering the limited activities of Darnetein during the three-month period. Thus, OSR Holdings concluded that incorporating the impact of the acquisition of Darnatein as of and from June 30, 2023 does not materially misstate the consolidated financial statements for the year ended December 31, 2023.

Note 14. Intangible Asset, page F-82

27.

While we note the additional disclosure about the intangible assets provided in response to prior comment 76, we do not see where you included any discussion of the recoverability and potential impairment of the significant patent technology asset of KRW230,137,566,011 at December 31, 2023. Reference Paragraphs 8-17 of IAS 36. Please consider including additional disclosure within Critical Accounting Policies.

Response: The Company acknowledges the Staff’s comment and added a disclosure to Note 3 on page F-116 of the Form S-4 to clarify the procedures performed for the recoverability and potential impairment of the patent technology.

Note 33. Business combinations, page F-96

28.

Regarding the second bullet of prior comment 78, please revise to further disclose the per share valuation of the stock consideration for the acquisition of Darnatein Co., Ltd. in 2023, as well as your acquisitions of VAXIMM AG and RMC Co., Ltd. in 2022 and how you determined the fair value. In particular, please address the per share valuation used in comparison with the purchase price negotiated upon merger with BLAC. Reference Paragraph B64(f) of IFRS 3.

Response: The Company acknowledges the Staff’s comment and revised disclosure under note 33.2 beginning on page F-139 of the Form S-4 to disclose the per share prices of the stock consideration for the

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November 8th, 2024

acquisitions of Darnatein Co., Ltd., Vaximm AG and RMC Co., Ltd. and that the number of shares of the stock consideration exchanged for these acquisitions was determined based on negotiations with the former owners of the acquirees. The Company respectfully advises the Staff that the per share price of the OSR Holding’s ordinary shares exchanged for the latest acquisition was KRW 177,846, which at the exchange rate of KRW 1,372 to USD $1, approximates to the $129.62 Per Share Consideration that the Participating Company Stockholders will receive at Closing as described in the Form S-4. With the average exchange rate between KRW and USD of approximately KRW 1,352 to USD $1 through year-to-date end of October 31, 2024, the Company does not consider that the per share price of the OSR Holding’s ordinary shares exchanged for the three acquisitions and the per share consideration negotiated for the merger with BLAC materially differ.

29.

Regarding the third bullet of prior comment 78, since it appears that at the time of the acquisition of Vaximm, OSR and BSME were both controlled by Mr. Hwang (whether directly or indirectly), please tell us and revise to disclose the considerations you gave to account for the acquisition as a combination of entities or businesses under common control.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that OSR Holdings deemed its acquisition of Vaximm from BCME a common control transaction. In this common control transaction, OSR Holdings applied book value accounting under US GAAP whereas OSR Holdings elected to apply acquisition accounting under IFRS, which created IFRS to US GAAP differences. The Company has revised the relevant disclosure in the Form S-4 to describe the IFRS to US GAAP differences and include the impact of US GAAP adjustment to pro forma combined financial statements. Please refer to page 141 of the Form S-4. The Company also has revised Note 2 on page F-57 of the Form S-4 to address its accounting policy to apply acquisition accounting for a common control transaction under IFRS.

Oral Comments

30.	We note the Staff’s oral comment conveyed on July 30, 2024, regarding adding a sentence on the cover page to disclose the current amount in the trust account.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Form S-4 to disclose the current amount in the trust account.

U.S. Securities and Exchange Commission

November 8th, 2024

31.

We note the Staff’s oral comment conveyed on July 30, 2024, regarding the fact that one of the bullets in the conflict-of-interest disclosures (specifically, on page 48 of Amendment No. 1) was removed.

Response: In response to the Staff’s comment, the Company advises the Staff that removal of that particular disclosure in Amendment No. 1 was inadvertent and has been added back to the Form S-4.

32.

We note the Staff’s oral comment conveyed on July 30, 2024, with respect to the risk factor regarding acquiring companies that have minority shareholders that should be revised to be future tense since it refers to ownership of majority-owned subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 83 of the Form S-4 to incorporate the Staff’s suggestions.

33.

We note the Staff’s oral comment conveyed on July 30, 2024, regarding certain disclosures of the LBV discussions being deleted in Amendment No. 1, and the Staff’s reminder that, to the extent any material disclosures were removed, the Company should consider adding them back.

Response: In response to the Staff’s comment, the Company advises the Staff that it has modified certain of the LBV-related disclosures on pages 176 through 178 of the Form S-4, and the Company believes that all related material disclosures are currently included in the Form S-4.

34.

We note the Staff’s oral comment conveyed on July 30, 2024, regarding Vaximm’s Orphan Drug Designation, and the Staff’s request that the Company add clarifying language that the Orphan Drug Designation is considered outreach to the FDA.

Response: In response to the Staff’s comment, the Company has revised page 258 of the Form S-4 to include clarifying language regarding the Orphan Drug Designation.

35.	We note the Staff’s oral comment conveyed on July 30, 2024, regarding removal of the R&D discussion in the OSR Holdings MD&A section.

Response: In response to the Staff’s comment, the Company has revised page 299 of the Form S-4 to include an R&D section for OSR Holdings.

36.

We note the Staff’s oral comment conveyed on July 30, 2024, regarding use of the term “incalculable percentage” in the Deferred Underwriting Section of Amendment No. 1, and the Staff’s request that the Company provide a clarifying statement regarding the same.

Response: In response to the Staff’s comment, the Company has added a clarifying statement on page 328 of the Form S-4 to explain why the deferred underwriting fee as a percentage of proceeds remaining in the trust account is incalculable in the 100% redemption scenario. The Company advises the Staff that the deferred underwriting fee as a percentage of proceeds remaining in the trust account equals the quotient of (1) the deferred underwriting fee (which is not adjusted for redemptions) divided by (2) the amount of proceeds remaining in the trust account. In the 100% redemption scenario, the denominator in the foregoing calculation would be zero, and division of a real number by zero is undefined (i.e. incalculable).

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U.S. Securities and Exchange Commission

November 8th, 2024

We appreciate your time and attention to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer